William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

2 August 2004

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

July: 6th,6th, 7th, 9th, 14th, 16th, 19th, 20th, 21st, 22nd, 22nd, 23rd, 26th, 28th, 29th & 30th 2004

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Helen Grantham
Company Secretary

Encs.

82-34679

ock Exchange Announcement

formation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

illiam Hill PLC - Re-purchase of shares

S Number:5155A
lliam Hill PLC
 July 2004

July 2004

WILLIAM HILL PLC

Repurchase of Shares in Close Period

lliam Hill PLC ('William Hill' or the 'Company') announces that the Company
s entered into an irrevocable arrangement with its broker, Citigroup, to
purchase on its behalf and within certain pre-set parameters, ordinary shares
 William Hill during the close period commencing on 6 July 2004. It is
tended that these shares are to be held in Treasury or cancelled. This
rangement is in accordance with Chapter 15 of the Listing Rules and William
ll's general authority to repurchase shares.

eries:

vid Harding,	Chief Executive	020 8918 3910
m Singer,	Group Finance Director	020 8918 3910

This information is provided by RNS
The company news service from the London Stock Exchange

D
SGGGGNNKGGDZM

tock Exchange Announcement

formation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

/illiam Hill PLC - Trading Statement

IS Number:5161A
lliam Hill PLC
5 July 2004

July 2004

WILLIAM HILL PLC

PRE CLOSE PERIOD TRADING STATEMENT

lliam Hill, one of the UK's leading providers of fixed odds bookmaking
ervices, continues to experience strong trading in all channels.

ie Group expects to announce results for the 26 week period ended 29 June 2004
onsistent with current market estimates for the out turn for the full year.

esults for the 26 week period ended 29 June 2004 will be announced on 6
eptember 2004.

nquiries:

avid Harding,	Chief Executive	Tel: 0208 918 3910
om Singer,	Group Finance Director	Tel: 0208 918 3910
ames Bradley/Ben Brewerton		Tel: 0207 404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

ID
STSSDFWISLSESW

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:5662A
William Hill PLC
07 July 2004

7 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6 July 2004 it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 533.8 pence per share. The highest and lowest prices paid for these shares were 537 pence and 530.5 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 6,775,000 of its ordinary shares in Treasury and has a total of 415,036,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS

tock Exchange Announcement

nformation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

/illiam Hill PLC - Purchase of Own Shares

NS Number:6604A
illiam Hill PLC
9 July 2004

July 2004

William Hill PLC
Purchase of Own Shares

illiam Hill PLC announces that on 8 July 2004 it purchased 600,000 of its rdinary shares of 10 pence each at an average price of 530 pence per share. The ighest and lowest prices paid for these shares were 532 pence and 528 pence espectively. It is intended that these shares are to be held in Treasury.

ollowing the purchase, William Hill PLC holds 7,375,000 of its ordinary shares n Treasury and has a total of 414,436,111 ordinary shares (excluding treasury hares) in issue.

t its Annual General Meeting held on 17 May 2004, William Hill PLC was uthorised by its shareholders to purchase up to 42,181,111 of its ordinary hares (representing 10% of its issued share capital, subject to certain onditions as outlined in the resolution). William Hill PLC intends to hold up o a maximum of 10,545,278 ordinary shares in Treasury.

nquiries:

om Singer, Group Finance Director Tel: 020 8918 3952
en Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

ND
OSUUURGMUPCGMR

tock Exchange Announcement

ıformation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

/illiam Hill PLC - Purchase of Own Shares

NS Number:8123A
illiam Hill PLC
4 July 2004

4 July 2004

William Hill PLC
Purchase of Own Shares

illiam Hill PLC announces that on 13 July 2004 it purchased 350,000 of its rdinary shares of 10 pence each at an average price of 528.9 pence per share. ne highest and lowest prices paid for these shares were 530.5 pence and 527 ence respectively. It is intended that these shares are to be held in Treasury.

ollowing the purchase, William Hill PLC holds 7,725,000 of its ordinary shares n Treasury and has a total of 414,086,111 ordinary shares (excluding treasury hares) in issue.

t its Annual General Meeting held on 17 May 2004, William Hill PLC was uthorised by its *shareholders to purchase* up to 42,181,111 of its ordinary hares (representing 10% of its issued share capital, subject to certain onditions as outlined in the resolution). William Hill PLC intends to hold up o a maximum of 10,545,278 ordinary shares in Treasury.

nquiries:

om Singer, Group Finance Director Tel: 020 8918 3952
en Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

ND
OSGUUQUMUPCGMW

ock Exchange Announcement

ormation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

illiam Hill PLC - Transaction in Own Shares

S Number:9128A
lliam Hill PLC
July 2004

July 2004

William Hill PLC
Purchase of Own Shares

lliam Hill PLC announces that on 15 July 2004 it purchased 200,000 of its dinary shares of 10 pence each at an average price of 533 pence per share. The ghest and lowest prices paid for these shares were 533 pence and 533 pence spectively. It is intended that these shares are to be held in Treasury.

llowing the purchase, William Hill PLC holds 7,925,000 of its ordinary shares Treasury and has a total of 413,886,111 ordinary shares (excluding treasury ares) in issue.

its Annual General Meeting held on 17 May 2004, William Hill PLC was thorised by its shareholders to purchase up to 42,181,111 of its ordinary ares (representing 10% of its issued share capital, subject to certain nditions as outlined in the resolution). William Hill PLC intends to hold up a maximum of 10,545,278 ordinary shares in Treasury.

quiries:

m Singer, Group Finance Director	Tel: 020 8918 3952
n Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

D
SUVOWRSSRBAAR

ɔck Exchange Announcement

formation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

illiam Hill PLC - Purchase of Own Shares

S Number:9560A
lliam Hill PLC
July 2004

July 2004

William Hill PLC
Purchase of Own Shares

lliam Hill PLC announces that on 16 July 2004 it purchased 250,000 of its dinary shares of 10 pence each at an average price of 530 pence per share. The ghest and lowest prices paid for these shares were 530 pence and 530 pence spectively. It is intended that these shares are to be held in Treasury.

llowing the purchase, William Hill PLC holds 8,175,000 of its ordinary shares Treasury and has a total of 413,636,111 ordinary shares (excluding treasury ares) in issue.

its Annual General Meeting held on 17 May 2004, William Hill PLC was thorised by its shareholders to purchase up to 42,181,111 of its ordinary ares (representing 10% of its issued share capital, subject to certain nditions as outlined in the resolution). William Hill PLC intends to hold up a maximum of 10,545,278 ordinary shares in Treasury.

quiries:

m Singer, Group Finance Director Tel: 020 8918 3952
mes Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

D
SGUUBUMUPCGMQ

ock Exchange Announcement

formation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

'illiam Hill PLC - Purchase of Own Shares

S Number:0046B
lliam Hill PLC
July 2004

July 2004

William Hill PLC
Purchase of Own Shares

lliam Hill PLC announces that on 19 July 2004 it purchased 100,000 of its rdinary shares of 10 pence each at an average price of 525 pence per share. The ghest and lowest prices paid for these shares were 525 pence and 525 pence espectively. It is intended that these shares are to be held in Treasury.

ollowing the purchase, William Hill PLC holds 8,275,000 of its ordinary shares Treasury and has a total of 413,536,111 ordinary shares (excluding treasury hares) in issue.

its Annual General Meeting held on 17 May 2004, William Hill PLC was thorised by its shareholders to purchase up to 42,181,111 of its ordinary hares (representing 10% of its issued share capital, subject to certain onditions as outlined in the resolution). William Hill PLC intends to hold up a maximum of 10,545,278 ordinary shares in Treasury.

nquiries:

om Singer, Group Finance Director Tel: 020 8918 3952
ames Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

ND
SCGUUWGMUPCGMB

ck Exchange Announcement

ormation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

lliam Hill PLC - Purchase of Own Shares

; Number:0522B
.liam Hill PLC
July 2004

July 2004

William Hill PLC
Purchase of Own Shares

lliam Hill PLC announces that on 20 July 2004 it purchased 1,000,000 of its
dinary shares of 10 pence each at an average price of 521 pence per share. The
ghest and lowest prices paid for these shares were 521 pence and 521 pence
spectively. It is intended that these shares are to be held in Treasury.

llowing the purchase, William Hill PLC holds 9,275,000 of its ordinary shares
Treasury and has a total of 412,536,111 ordinary shares (excluding treasury
ares) in issue.

its Annual General Meeting held on 17 May 2004, William Hill PLC was
thorised by its shareholders to purchase up to 42,181,111 of its ordinary
ares (representing 10% of its issued share capital, subject to certain
nditions as outlined in the resolution). William Hill PLC intends to hold up
a maximum of 10,545,278 ordinary shares in Treasury.

quiries:

n Singer, Group Finance Director Tel: 020 8918 3952
mes Bradley/ William Cullum, Brunswick Tel: 020 7404 5959

D
SPUUBGMUPCGMU

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:1014B
William Hill PLC
22 July 2004

22 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21 July 2004 it purchased 1,000,000 of its ordinary shares of 10 pence each at an average price of 515 pence per share. The highest and lowest prices paid for these shares were 515 pence and 515 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 10,275,000 of its ordinary shares in Treasury and has a total of 411,536,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director   Tel: 020 8918 3952
James Bradley/ William Cullum, Brunswick   Tel: 020 7404 5959

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Notification of Interests

RNS Number:1358B
William Hill PLC
22 July 2004

Thursday 22nd July 2004

Amendment £17

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Rani Jandu
Regulatory Reporting Manager, FIL - Investment Compliance, Duly authorised under Powers of Attorney dated July 9, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

chedule A

ecurity: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
Ordinary Shares)			
	6,404,690	FMRCO	Chase Nominees Limited

13,257,107	FMRCO	HSBC
1.087,600	FMRCO	State Street Nominees Limited
387,000	FMRCO	State Street Bank & Trust Company
368,786	FMRCO	Mellon Bank
18,500	FMRCO	JP Morgan Chase
112,900	FMTC	State Street Nominees Ltd
427,500	FMTC	Lloyds Bank Nominees Limited
117,400	FMTC	JP Morgan Chase
196,900	FMTC	Northern Trust
228,000	FMTC	State Street Bank & Trust
57,200	FMTC	Morgan Stanley & Co
42,100	FMTC	Bank of New York
28,600	FMTC	Chase Nominees Limited
13,214,668	FISL	Chase Manhattan Bank London
1,549,468	FISL	Chase Nominees Limited
138,000	FPM	Mellon Nominees Limited
518,835	FPM	Bankers Trust
537,300	FPM	Bank of New York London
72,600	FPM	HSBC
225,800	FPM	Citibank
42,700	FPM	Deutsche Bank
25,300	FPM	Citibank
2,161,808	FIL	Chase Manhattan Bank London
603,237	FIL	State Street Bank & Trust
3,276,298	FIL	Bank of New York London
2,111,809	FIL	Northern Trust
400,100	FIL	JP Morgan
157,327	FIL	Deutsche Bank
503,930	FIL	Nortrust Nominees Ltd
100,600	FIL	Chase Nominees Limited
410,900	FIL	State Street Nominees Ltd
230,500	FIL	Morgan Stanley
83,400	FIL	Citibank
136,500	FIL	Mellon Nominees Limited
298,800	FIL	Bank of New York, Brussels
4,176,004	FIL	HSBC Client Holdings Nominee (UK) Limited
9,200	FIL	National Australia Bank
5,300	FIL	PICG
96,900	FIL	Chase Manhattan Bank AG Frankfurt
97,747	FIL	Brown Brothers Harriman
8,900	FIL	KAS Associates
12,700	FIL	State Street Hong Kong

tal Ordinary

ares: 53,940 914

rrent
nership
rcentage: 12.96%

ares in issue: 416,086,111

ange in
ldings since
st filing: (1,409,002) Ordinary shares

D
LUURNRSBRBUAR

tock Exchange Announcement

nformation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Villiam Hill PLC - Purchase of Own Shares

RNS Number:1436B
illiam Hill PLC
3 July 2004

3 July 2004

William Hill PLC
Purchase of Own Shares

illiam Hill PLC announces that on 22 July 2004 it purchased 150,000 of its rdinary shares of 10 pence each at an average price of 511 pence per share. The ighest and lowest prices paid for these shares were 511.5 pence and 510.5 pence espectively. It is intended that these shares are to be held in Treasury.

ollowing the purchase, William Hill PLC holds 10,425,000 of its ordinary shares n Treasury and has a total of 411,386,111 ordinary shares (excluding treasury hares) in issue.

t its Annual General Meeting held on 17 May 2004, William Hill PLC was uthorised by its shareholders to purchase up to 42,181,111 of its ordinary hares (representing 10% of its issued share capital, subject to certain onditions as outlined in the resolution). William Hill PLC intends to hold up o a maximum of 10,545,278 ordinary shares in Treasury.

nquiries:

om Singer, Group Finance Director — Tel: 020 8918 3952
ames Bradley/ William Cullum, Brunswick — Tel: 020 7404 5959

ND
ISCPUUUGMUPCGMP

Stock Exchange Announcement

William Hill PLC - Purchase of Own Shares

RNS Number:1920B
William Hill PLC
26 July 2004

26 July 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23 July 2004 it purchased 325,000 of its ordinary shares of 10 pence each at an average price of 503 pence per share. The highest price and lowest prices paid for these shares were 504 pence and 501 pence respectively. It is intended that 120,278 of these shares are to be held in Treasury and 204,722 of these shares will be cancelled.

Following the purchase, William Hill PLC holds 10,545,278 of its ordinary shares in Treasury and after cancellation will have a total of 411,061,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

tock Exchange Announcement

ıformation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Villiam Hill PLC - Purchase of Own Shares

NS Number:2854B
illiam Hill PLC
8 July 2004

8 July 2004

William Hill PLC
Purchase of Own Shares

illiam Hill PLC announces that 27 July 2004 it purchased 50,000 of its ordinary hares of 10 pence each at an average price of 504 pence per share. The highest rice and lowest prices paid for these shares were 504 pence and 504 pence espectively. It is intended that these shares will be cancelled.

'ollowing the purchase, William Hill PLC holds 10,545,278 of its ordinary shares n Treasury and after cancellation will have a total of 411,011,111 ordinary hares (excluding treasury shares) in issue.

t its Annual General Meeting held on 17 May 2004, William Hill PLC was uthorised by its shareholders to purchase up to 42,181,111 of its ordinary hares (representing 10% of its issued share capital, subject to certain onditions as outlined in the resolution). William Hill PLC intends to hold up o a maximum of 10,545,278 ordinary shares in Treasury.

nquiries:

'om Singer, Group Finance Director Tel: 020 8918 3952
'illiam Cullum / Deborah Spencer, Brunswick Tel: 020 7404 5959

ND
OSPUUAGMUPCGMM

82-34679

ock Exchange Announcement

formation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

illiam Hill PLC - Purchase of own shares

S Number:3374B
lliam Hill PLC
July 2004

July 2004

William Hill PLC
Purchase of Own Shares

lliam Hill PLC announces that 28 July 2004 it purchased 150,000 of its
dinary shares of 10 pence each at an average price of 510.90 pence per share.
e highest price and lowest prices paid for these shares were 511.50 pence and
0.50 pence respectively. It is intended that these shares will be cancelled.

llowing the purchase, William Hill PLC holds 10,545,278 of its ordinary shares
Treasury and after cancellation will have a total of 410,861,111 ordinary
ares (excluding treasury shares) in issue.

its Annual General Meeting held on 17 May 2004, William Hill PLC was
thorised by its shareholders to purchase up to 42,181,111 of its ordinary
ares (representing 10% of its issued share capital, subject to certain
nditions as outlined in the resolution). William Hill PLC intends to hold up
a maximum of 10,545,278 ordinary shares in Treasury.

quiries:

m Singer, Group Finance Director Tel: 020 8918 3952
lliam Cullum / Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

D
SPUUMUMUPCGMR

ock Exchange Announcement

formation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

illiam Hill PLC - Purchase of Own Shares

'S Number:3984B
lliam Hill PLC
July 2004

July 2004

William Hill PLC
Purchase of Own Shares

lliam Hill PLC announces that 29 July 2004 it purchased 125,000 of its
dinary shares of 10 pence each at an average price of 511.40 pence per share.
e highest price and lowest prices paid for these shares were 511.50 pence and
1.00 pence respectively. It is intended that these shares will be cancelled.

llowing the purchase, William Hill PLC holds 10,545,278 of its ordinary shares
Treasury and after cancellation will have a total of 410,736,111 ordinary
ares (excluding treasury shares) in issue.

its Annual General Meeting held on 17 May 2004, William Hill PLC was
thorised by its shareholders to purchase up to 42,181,111 of its ordinary
ares (representing 10% of its issued share capital, subject to certain
nditions as outlined in the resolution). William Hill PLC intends to hold up
a maximum of 10,545,278 ordinary shares in Treasury.

quiries:

m Singer, Group Finance Director Tel: 020 8918 3952
lliam Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

D
SPUUCGMUPCGMB